Snipp Enters German Market With 3 Year Extension of North American

Program to the European Union With One of the World’s Largest Beauty

Products Companies; Global Deal Valued at Over US$500,000

TORONTO, July 10, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received a three year geographic market expansion agreement from one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products (the ‘Customer’).

Snipp has been working with and successfully run programs for two of the customers’ leading brands since 2016, starting with a launch two brands in the US, followed by an expansion into Canada. Both country programs have been extended since the initial launch. The Global deal value currently stands at US $550,000

This new agreement covers the further geographic extension of a brand program into the EU. Under this agreement Snipp will roll out the program where consumers earn loyalty points from their purchases made at any retailer, simply by sharing their receipt. Snipp’s receipt processing technology is integrated into the Brand’s websites via widget and registered consumers can upload their purchase receipt online or via e-mail. The Customer is working with Snipp to meet the needs of their consumers via our “best in class” technology and also for Snipp’s ability to provide actionable data from the receipts collected. The data allows them a deeper understanding of consumer purchasing habits and preferences.

“We are very excited to have signed this new agreement marking another expansion of a program across geographies and to receive this strong vote of confidence from an existing client,” commented Atul Sabharwal, CEO and founder of Snipp. “Snipp has been working with this premier beauty brand to truly support their global growth – helping them build meaningful consumer relationships and gather critical data that can be used for marketing and brand development. We look forward to working with more of our multinational clients as they recognize the global applicability of our platform to drive improvements in sales and consumer engagement.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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